Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 28 DATED MAY 23, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering;
•	Announce the declaration of distributions; and
•	Update our asset acquisitions.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of May 22, 2018, we had raised total gross offering proceeds of approximately $37.2 million, and had settled subscriptions in our Offering for an aggregate of approximately 3.7 million common shares, with additional subscriptions for an aggregate of approximately 22,500 common shares that have been received by the Company but not yet settled.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our Manager, RM Adviser, LLC (“Manager”), as permitted under applicable law and regulations.

Declaration of Distributions

On May 22, 2018, our Manager authorized a cash distribution of $0.0653 per share of the Company’s common shares to shareholders of record as of May 31, 2018. The Manager expects that the distributions will be paid on or about June 15, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.80 per share net asset value, and approximately 7.84% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning May 1, 2018 and ending May 31, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Amerigroup Corporate Headquarters – Virginia Beach, VA

On May 21, 2018, we acquired a $1,700,000 preferred equity investment (the “PE Investment”) related to the acquisition of Amerigroup Corporate Headquarters, a 70,760 square foot, Class A 4-story office building built in 1989 (the “Property”). The Property is currently 100% leased by a single tenant, Amerigroup.

We acquired the PE Investment from Realty Mogul Commercial Capital, Co. (“RMCC”) for a purchase price of $1,704,911.11, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment. The PE Investment is interest only with a fixed interest rate of approximately 11.0% and has a remaining term of approximately 35 months, as of the acquisition date.

The Property is located in the Corporate Center office park and has access to Virginia Beach Boulevard and Independence Boulevard. The Property is also within a quarter mile from the 700,000 square foot Pembroke Mall. The Property has a parking lot containing a total of 291 stalls for a parking ratio of 4.1:1,000 square foot.

The tenant, Amerigroup, is the largest provider of insurance and managed health care for public programs in the U.S. Amerigroup and its affiliates currently service 5.5 million members across 19 states, accounting for 1 out of every 20 Medicaid recipients in the U.S. Amerigroup's parent company is Anthem Inc., ranked #29 on the Fortune 500 list and currently has an A credit rating from S&P. Amerigroup has been headquartered at the Property since 1995.

The real estate company sponsoring this transaction is under contract to purchase the Property for $9.9 million with a 10.3% initial cap and seller financing of $6.5 million at a 5% interest only rate for 3 years. The real estate company plans to hold the Property through tenant renewal, then sell or refinance the Property with a new 5-year term. The real estate company believes there is a high likelihood of tenant renewal. In the event the tenant elects to provide a notice of non-renewal, the seller/lender is obligated to provide a 30-month extension on the loan as well as a $1.3 million credit to offset senior loan debt service and to pay down a portion of the principal balance. In this scenario, the current underwriting requires re-leasing the Property on a multi-tenant basis over a period of 18 months (not including the 10 months' notice prior to the tenant vacating).

The real estate company is a New York-based private investment and advisory firm founded in 2016 by three former members of a New York-based public REIT. The real estate company currently owns and manages more than 1 million square feet of residential and commercial properties on the East Coast. The co-founders have over 30 years of combined experience in real estate and private equity. Individually, they have acquired and overseen asset management of over $3.5 billion in real estate and provided capital markets advisory services on over $2.0 billion in investments across a variety of assets including multifamily, office, industrial, hospitality and lodging and land developments.

The Property is located within the Virginia Beach central business district (the “Metro”). According to CoStar, the Property lies within the Hampton Roads office market (Norfolk-Newport News-Virginia Beach MSA), which includes 14 Virginia municipalities, and within the VA Beach/Pembroke submarket. The office market includes national and regional headquarters for companies including STIHL, Amerigroup, LifeNet Health, Gold Key PHR and Liberty Tax Service.

Office fundamentals in these markets have recovered in the market since vacancies peaked in 2012. The vacancy rate has decreased and is now under the markets’ pre-recession peak. Steady job growth of more than 5% in the professional services sector has driven demand, with annual net absorption reaching 800,000 square feet as of December 2017. According to CoStar, human resources firm ADP recently relocated its regional headquarters to Downtown Norfolk, leasing 288,000 square feet and adding 1,800 jobs.

The VA Beach/Pembroke submarket includes 2.3 million square feet of office space inventory, and though it has seen more volatility than the wider office market,  office fundamentals are supported by a well-diversified tenant base including health care, insurance and financial services companies. Net absorption for the submarket was 72,000 square feet in 2017. According to CoStar, rents in the submarket average $21.71, with Class A properties commanding an average of $24.13 per square foot. Rent growth was 2% in 2017 and is forecasted to grow 1-2% annually through 2020. Rent growth for the submarket continues to outperform most other submarkets in the metro and is approximately 40% higher than the metro average. Submarket vacancy is currently 9.8% after a decline from 12.6% in 2016. Class A vacancy is currently 7.7%.